SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EARNINGS RESULTS 3Q24

Videoconference

November 12, Tuesday

09:00 a.m. (New York) / 11:00 a.m. (Brasília)

Simultaneously translation

Click here to access the replay

ri.sabesp.com.br/en/

sabesp

Earnings
Results 3Q24

Page 2

Daniel Szlak
Chief Financial Officer and Investor Relations Officer

Luiz Roberto Tiberio
Head of Treasury and Investor Relations

SABESP announces 3Q24 results

São Paulo, November 11, 2024 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (B3: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world, announces today its **third quarter of 2024 results.** The Company's operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the results of the controlling company and same period of 2023.

R$ Million
Revenue from sanitation services*
5,539
6,072
9.6%
Net operating revenue
5,120
5,462
6.7%
Adjusted EBITDA**
2,386
2,758
16.7%
Net income
816
1,173
43.6%
3Q23
3Q24

(*) Does not include construction revenue
(**) Excluding the effects of the agreement with IDP / AAPS / construction margin

SBSP3: R$ 92.06 /share
SBS: US$ 15.96 (ADR=1 share)
Total shares: 683.509.869
Market value: R$ 62.92 billion
Closing quote: 11/11/2024

SBSP
B3 LISTED NM

SBS
LISTED
NYSE

Earnings Results 3Q24 Page 3

Highlights

Adjusted EBITDA totaled R$ 10,586 million in 3Q24 (disregards construction margin), up by R$ 8,200 million (+343.6%) over the R$ 2,387 million reported in 3Q23. Consequently, the adjusted EBITDA margin reached 78.6% compared to 46.6% in 3Q23.

Excluding the non-recurring effects and the construction margin, as described below, adjusted EBITDA totaled R$ 2,785 million in 3Q24, with an adjusted EBITDA margin of 60.0%.

Net income came to R$ 6,111 million in 3Q24, up by R$ 5,266 million (+622.2%) over the R$ 846 million recorded in 3Q23. Excluding the non-recurring effects and the construction margin, net income totaled R$ 1,173 million in 3Q24

Financial Asset (indemnity)

With the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the Company began to use the bifurcation model for assets related to the concession, previously classified solely as intangible assets. This model consists of segregating assets that will be realized through tariffs (intangible assets) and those that will be compensated (financial asset). The financial asset refers to reversible investments not fully amortized by the end of the agreement (October 2060), which will be compensated according to the contractual provision. The recording of this financial asset generated an impact of R$ 8,820 million on the period’s gross revenue. For further information, refer to Note 15 of the Quarterly Information for September 2024.

Transition

The new management decided to review the expected continuity of assets under construction (a loss of R$ 194 million). Furthermore, it reassessed the calculations of certain lawsuits (a provision of R$ 309 million recorded under General Expenses and Financial Expenses). In addition, the new management incurred expenses with transition consulting services as well as costs related to the privatization offering, totaling R$ 47 million, which are not expected to recur.

Earnings Results 3Q24 Page 4

1.	Result for the period (Consolidated)

R$ million

		3Q24	3Q23	Var. (R$)%		9M24	9M23	Var. (R$)%
	Revenue from sanitation services	6,072	5,539	533	9.6	17,666	15,641	2,025	12.9
	Water/Sewage Contra Account (FAUSP)	(157)	-	(157)	-	(157)	-	(157)	-
	Financial Asset (indemnity)	8,820	-	8,820	-	8,820	-	8,820	-
	Taxes (PIS/COFINS/TRCF)	(1,269)	(419)	(851)	203.0	(2,164)	(1,110)	(1,054)	94.9
(=)	Net revenue from sanitation services	13,466	5,120	8,345	163.0	24,165	14,531	9,634	66.3
	Construction revenue	1,531	1,333	199	14.9	4,142	3,776	366	9.7
(=)	Net operating income	14,997	6,453	8,544	132.4	28,307	18,306	10,000	54.6
	Construction costs	(1,497)	(1,303)	(194)	14.9	(4,049)	(3,691)	(358)	9.7
	Costs and expenses	(3,481)	(3,454)	(27)	0.8	(10,391)	(10,537)	147	(1.4)
	Other operating income (expenses), net	(170)	6	(176)	(2,928.3)	(156)	71	(227)	(319.1)
	Equity pickup	9	7	2	31.3	26	23	2	10.4
(=)	Earnings before financial result, income tax, and social contribution	9,858	1,709	8,150	477.0	13,737	4,172	9,565	229.3
	Financial result	(525)	(431)	(94)	21.7	(1,325)	(705)	(620)	88.0
(=)	Earnings before income tax and social contribution	9,333	1,278	8,056	630.6	12,412	3,467	8,945	258.0
	Income tax and social contribution	(3,222)	(431)	(2,791)	647.0	(4,268)	(1,130)	(3,137)	277.6
(=)	Net income	6,111	847	5,266	622.2	8,145	2,337	5,807	248.5
	Earnings per share (R$)*	8.94	1.24			11.92	3.42

* Number of shares = 683,509,869

Earnings Results 3Q24 Page 5

2.	Adjusted Result

R$ million

		3Q24	Adjustments				Provisi-on	3Q24 adjusted	3Q23*	Var. (R$)%
			Financial Asset	Asset Loss	Expenses - Privatization Process	Constru-ction
	Revenue from sanitation services	6,072	-	-	-	-	-	6,072	5,539	533	9.6
	Water/Sewage Contra Account (FAUSP)	(157)	-	-	-	-	-	(157)	-	(157)	-
	Financial Asset (indemnity)	8,820	(8,820)	-	-	-	-	-	-	-	-
	Taxes (PIS/COFINS/TRCF)	(1,269)	816	-	-	-	-	(453)	(419)	(34)	8.1
(=)	Net revenue from sanitation services	13,466	(8,004)	-	-	-	-	5,462	5,120	342	6.7
	Construction revenue	1,531	-	-	-	(1,531)	-	-	-	-	-
(=)	Net operating income	14,997	(8,004)	-	-	(1,531)	-	5,462	5,120	342	6.7
	Construction costs	(1,497)	-	-	-	1,497	-	-	-	-	-
	Costs and expenses	(3,481)		50	18	-	185	(3,229)	(3,454)	225	(6.5)
	Other operating income (expenses), net	(170)	-	144	35	-	-	9	6	3	46.7
	Equity pickup	9	-	-	-	-	-	9	7	2	28.6
(=)	Earnings before financial result, income tax, and social contribution	9,858	(8,004)	194	52	(34)	185	2,251	1,679	572	34.1
	Financial result	(525)	-	-	-	-	124	(401)	(431)	30	(7.0)
(=)	Earnings before income tax and social contribution	9,333	(8,004)	194	52	(34)	309	1,850	1,248	602	48.3
	Income tax and social contribution	(3,222)	2,721	(66)	(18)	12	(105)	(678)	(432)	(246)	56.9
(=)	Net income	6,111	(5,283)	128	35	(22)	204	1,173	816	357	43.7
	Earnings per share (R$)*	8.94						1.72	1.19

* Balance adjusted for construction revenue and costs

3.	Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

		3Q24 adjusted	3Q23**	Var. (R$)%		9M24 adjusted	9M23**	Var. (R$)%
	Net income	1,173	816	357	43.7	3,209	2,252	956	42.5
	IDP	-	-	-	-	-	530	(530)	(100.0)
	Agreement with AAPS	-	-	-	-	162	-	162	-
(=)	Adjusted Net Income (excluding the IDP/retiree agreement)	1,173	816	357	43.7	3,371	2,782	589	(57.5)
	Income tax and social contribution	677	431	245	56.9	1,504	1,130	373	33.0
	Financial result	401	431	(30)	(7.0)	1,325	705	620	88.0
	Other operating income (expenses), net	(9)	(6)	(3)	46.7	335	(71)	406	(570.9)
	Depreciation and amortization	543	714	(171)	(23.9)	2,106	2,041	65	3.2
(=)	Adjusted EBITDA* (excluding Construction Margin)	2,785	2,386	398	16.7	8,478	6,057	2,420	40.0
	(%) Adjusted EBITDA margin (excluding Construction Margin)	59.9	46.6			55.2	41.7

* The EBITDA and EBITDA margin above are not the same as those used for the purposes of covenants
** Balance adjusted for construction revenue and costs

Earnings Results 3Q24 Page 6

4.	Changes in the adjusted result
a.)	NET REVENUE FROM SANITATION SERVICES

The net revenue from sanitation services, which excludes construction revenue, totaled R$ 5,462 million in 3Q24, an increase of R$ 341 million (+6.7%) over the R$ 5,120 million recorded in 3Q23.

The main factors that led to the increase were:

•	An impact of 4.6% in the consumption price/mix, mainly due to the net tariff adjustment of 3.6% (6.4% since May/24, net of FAUSP(*)); and
•	An increase of 2.0% in the total billed volume.

In September 2024, an update to the Unified Registry (Cadastro Único) database resulted in 500 thousand users qualifying for a differentiated tariff. The impact of this update was R$ 28 million, reducing the Company’s revenue (a tariff impact of 0.5%).

R$ million

	3Q24	3Q23	Var. (R$)%
Net revenue from sanitation services	5,462	5,120	341	6.7
Billed volume (million m³)	1,070	1,049	21	2.0
Average tariff (R$/m3)	5.11	4.88	0.22	4.6

(*) FAUSP (Support Fund for the Universalization of Sanitation in the São Paulo State) – Amount referring to the difference between the tariff applied and the equilibrium tariff. For further information refer to Note 27 of the Quarterly Information.

Earnings Results 3Q24 Page 7

b.)	BILLED VOLUME

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category:

WATER AND SEWAGE BILLED VOLUME[1] PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	3Q24	3Q23%		3Q24	3Q23%		3Q24	3Q23%
Residential	484.2	477.6	1.4	427.5	420.0	1.8	911.7	897.6	1.6
Commercial	47.7	47.1	1.3	46.4	45.4	2.2	94.1	92.5	1.7
Industrial	9.4	9.0	4.4	9.8	9.7	1.0	19.2	18.7	2.7
Public	12.9	12.3	4.9	11.7	11.1	5.4	24.6	23.4	5.1
Total retail	554.2	546.0	1.5	495.4	486.2	1.9	1,049.6	1,032.2	1.7
Wholesale[2]	12.0	11.2	7.1	5.1	5.5	(7.3)	17.1	16.7	2.4
Overall Total	566.2	557.2	1.6	500.5	491.7	1.8	1,066.7	1,048.9	1.7
Olímpia	1.3	-	-	1.6	-	-	2.9	-	-
Consolidated Grand Total	567.5	557.2	1.8	502.1	491.7	2.1	1,069.6	1,048.9	2.0
	Water			Sewage			Water + Sewage
Category	9M24	9M23%		9M24	9M23%		9M24	9M23%
Residential	1,472.4	1,426.2	3.2	1,296.3	1,251.1	3.6	2,768.7	2,677.3	3.4
Commercial	142.6	141.2	1.0	138.2	134.6	2.7	280.8	275.8	1.8
Industrial	27.5	26.4	4.2	29.1	28.7	1.4	56.6	55.1	2.7
Public	37.7	34.6	9.0	34.0	31.1	9.3	71.7	65.7	9.1
Total retail	1,680.2	1,628.4	3.2	1,497.6	1,445.5	3.6	3,177.8	3,073.9	3.4
Wholesale[2]	35.8	34.9	2.6	16.3	16.2	0.6	52.1	51.1	2.0
Overall Total	1,716.0	1,663.3	3.2	1,513.9	1,461.7	3.6	3,229.9	3,125.0	3.4
Olímpia	4.0	-	-	4.4	-	-	8.4	-	-
Consolidated Grand Total	1,720.0	1,663.3	3.4	1,518.3	1,461.7	3.9	3,238.3	3,125.0	3.6

1. Unaudited by external auditors
2 Wholesale includes volumes of reuse water and non-domestic sewage

Earnings Results 3Q24 Page 8

c.)	COSTS, ADMINISTRATIVE, AND SELLING EXPENSES

Costs, administrative, and selling expenses decreased by R$ 226 million in 3Q24 (-6.6%).

R$ million

	3Q24 adjusted	3Q23	Var. (R$)%		9M24 adjusted	9M23	Var. (R$)%
Salaries, payroll charges and benefits, and Pension plan obligations	733	801	(68)	(8.5)	2,190	2,363	(173)	(7.3)
General supplies	93	96	(3)	(4.2)	268	274	(6)	(2.1)
Treatment supplies	121	113	8	6.4	386	417	(31)	(7.3)
Services	629	725	(96)	(13.2)	1,975	1,993	(18)	(0.9)
Electricity	402	368	34	9.3	1,184	1,151	33	2.9
General expenses	546	458	88	19.2	1,402	1,168	234	20.0
Share of the municipal government in the collection (São Paulo)	186	177	9	5.0	542	492	50	10.1
Share of the municipal government in the collection (other municipalities)	107	44	63	139.9	249	122	127	103.5
Provisions	153	164	(11)	(6.9)	358	328	30	9.4
Other general expenses	100	73	27	39.0	253	226	27	11.6
Tax expenses	22	23	(1)	(3.9)	61	64	(3)	(3.8)
Depreciation and amortization	543	714	(171)	(23.9)	2,106	2,041	65	3.2
Allowance for doubtful accounts	140	156	(16)	(10.4)	403	537	(134)	(25.0)
Costs, administrative, and selling expenses	3,229	3,454	(225)	(6.5)	9,975	10,008	(33)	(0.3)

SALARIES, PAYROLL CHARGES AND BENEFITS, AND PENSION PLAN OBLIGATIONS

The R$ 68 million decrease (-8.5%) recorded in 3Q24 was mainly due to:

•	reduction of 13.1% in the average number of employees, with an impact of R$ 53 million; and
•	reduction of R$ 14 million in healthcare expenses.

The aforementioned decreases were partially offset by the 2.0% application in February 2024 referring to the Career and Salary Plan, and the 2.77% salary adjustment in May 2024.

SERVICES

Services fell by R$ 96 million (-13.2%) in 3Q24, of which mainly R$ 69 million in paving and replacement of sidewalks.

ELECTRICITY

Electricity expenses increased by R$ 34 million (+9.3%), mainly due to higher consumption in operations at the reservoirs, due to the period of greater drought, generating a consumption 12% higher, partially offset by gains in tariffs due to the improved mix of ACL (Free Contracting Environment) x ACR (Regulated Contracting Environment).

GENERAL EXPENSES

Increase of R$ 88 million (+19.2%), totaling R$ 546 million in 3Q24, compared to the R$ 458 million reported in 3Q23, mainly due to the higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 71 million (pass-through), due to the new agreement of URAE-1.

Expenses with municipal transfers totaled R$ 292 million in 3Q24, compared to the R$ R$ 221 million reported in 3Q23. Expenses with the use of water came to R$ 25 million in 3Q24, compared to the R$ 28 million recorded in 3Q23.

Earnings Results 3Q24 Page 9

R$ milhões

MUNICIPAL TRANSFERS
Municipality	3Q24	3Q23	Var. (R$)%
Guarulhos	9.2	-	9.2	-
São Paulo	185.6	176.8	8.8	5.0
Osasco	3.6	-	3.6	-
Barueri	3.4	-	3.4	-
Suzano	2.8	-	2.8	-
Other municipalities	87.5	44.4	43.1	97.1
Total	292.1	221.2	70.9	32.1

DEPRECIATION AND AMORTIZATION

Decrease of R$ 171 million (-16.9%), due to the signing of the new agreement with URAE-1, effective until October 19, 2060, resulting in the reduction of the average amortization rate.

5.	Financial result

R$ million

	3Q24	3Q23	Var. (R$)%
Financial expenses, net of revenue	(474)	(333)	(141)	42.4
Monetary and exchange variations, net	(51)	(98)	48	(48.4)
Financial Result	(525)	(431)	(94)	21.7

Financial expenses, net of revenue

R$ million

	3Q24	3Q23	Var. (R$)%
Financial expenses
Interest and charges on domestic borrowings and financing	(346)	(297)	(49)	16.3
Interest and charges on international borrowings and financing	(32)	(22)	(9)	41.5
Other financial expenses	(226)	(158)	(68)	42.8
Total financial expenses	(603)	(478)	(125)	26.2
Financial revenue	129	145	(16)	(10.8)
Financial expenses, net of revenue	(474)	(333)	(141)	42.4

The main impacts resulted from:

•	Increase of R$ 49 million in interest and charges on domestic borrowings and financing, mainly due to the 31st and 32nd issues debentures;
•	Increase of R$ 9 million in interest and charges on international borrowings and financing, due to new IDB and IBRD fundraising;
•	Increase of R$ 68 million in other financial expenses, mainly due to the (i) R$ 97 million increase in interest on Public-Private Partnership - PPP; (ii) R$ 19 million increase in interest on lawsuits; and (iii) non-recurring present value adjustment of performance agreements in 3Q23, of R$ 42 million, as a result of the higher number of agreements that entered the payment phase; and

Earnings Results 3Q24 Page 10

•	Decrease of R$ 16 million in financial revenue, mainly due to higher present value adjustment of installment payment agreements, of R$ 48 million, partially offset by the increase in revenue on financial investments in 3Q24, of R$ 40 million, due to the increase in the applied balance.

Monetary and exchange variations, net

R$ million

	3Q24	3Q23	Var. (R$)%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(11)	(15)	3	(23.3)
Exchange variations on borrowings and financing	(102)	(50)	(52)	104.8
Gains/(Losses) with derivative financial instruments	42	-	42	-
Other monetary variations	(70)	(69)	(1)	1.5
Total monetary and exchange variations on liabilities	(142)	(133)	(8)	6.3
Monetary and exchange variations on assets	91	35	56	159.3
Monetary and exchange variations, net	(51)	(98)	48	(48.4)

The positive effect of net monetary and exchange variations in 3Q24 was R$ 48 million compared to 3Q23, especially due to:

•	Increase of R$ 52 million in exchange variations on borrowings and financing, due to the higher appreciation of the Yen in 3Q24 (+10.0%), compared to the appreciation recorded in 3Q23 (+0.5%);
•	Gains with derivative financial instruments, of R$ 42 million; and
•	An increase of R$ 56 million in monetary variations on assets, mainly due to higher monetary variation on agreements in 3Q24.

6.	Operating Indicators
Operating Indicators *	3Q24	3Q23%
Water Connections[1]	9,428	9,402	0.3
Sewage Connections[1]	8,139	8,089	0.6
Number of Employees	10,557	11,606	(9.0)

1. Active connections in thousand units at the end of the period.
* Unaudited by external auditors.

Earnings Results 3Q24 Page 11

7.	Borrowings and financing

R$ thousand

DEBT PROFILE
INSTITUTION	2024	2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of total
Local currency
Brazilian Federal Savings Bank	29,484	122,498	130,139	138,245	146,724	152,541	975,248	1,694,878	7
IDBs - National	14,100	260,899	330,209	315,069	420,959	384,035	1,974,773	3,700,044	16
IFC	11,400	44,200	61,800	80,800	123,600	181,600	1,209,801	1,713,201	7
Debentures	228,197	1,320,005	3,717,187	1,399,392	669,215	1,305,585	3,234,778	11,874,359	50
BNDES	70,586	261,810	251,841	239,041	84,680	34,319	190,347	1,132,624	5
FEHIDRO	429	1,716	429	-	-	-	-	2,574	0
Leases (Concession Agreements, Program Contracts, and Contract Asset)[1]	26,265	28,340	28,340	28,340	28,340	25,729	146,475	311,827	0
Leases (Others)[2]	16,110	92,140	50,161	1,494	8,537	-	-	168,441	1
Interest and Charges	240,035	139,784	-	-	-	-	-	379,819	2
Total in local currency	636,605	2,271,390	4,570,104	2,202,381	1,482,055	2,083,809	7,731,421	20,977,765	88
Foreign currency
IDBs	-	77,815	43,638	43,638	43,638	43,638	607,397	859,764	4
IBRDs	-	33,123	33,123	33,123	33,123	40,607	418,460	591,559	2
JICAs	5,490	163,179	163,179	163,179	163,179	163,076	580,950	1,402,232	6
Interest and Other Charges	22,649	3,263	-	-	-	-	-	25,912	0
Total in foreign currency	28,139	277,380	239,940	239,940	239,940	247,321	1,606,807	2,879,467	12
Total	664,744	2,548,770	4,810,044	2,442,321	1,721,995	2,331,130	9,338,228	23,857,232	100

1 Refers to work contracts signed as Assets Lease;
2 Obligations related to leasing agreements, mainly vehicle leases.

Covenants

The table below shows the most restrictive clauses in 3Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt1 / Adjusted EBITDA	Equal to or lower than 1.30

1. “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 3Q24 and 3Q23, the Company met the requirements of its borrowings and financing agreements.

Earnings Results 3Q24 Page 12

8.	Investments

Investments totaled R$ 1,444 million in 3Q24, while cash disbursed for Investments, including from previous periods, totaled R$ 1,483 million.

The table below shows investments broken down by water and sewage:

R$ million

	Water	Sewage	Total
Investments made	708	736	1,444

Investments totaled R$ 4,161 million in 9M24, of which R$ 1,926 million in water and R$ 2,235 million in sewage. The accumulated cash disbursed for Investments, including from previous periods, totaled R$ 3,221 million.

9.	Public-Private Partnerships

The chart below shows expenses with Public-Private Partnerships in 3Q24, compared to the figures reported in 3Q23:

R$ thousand

SÃO LOURENÇO PRODUCTION SYSTEM	3Q24	3Q23	Var. (R$)%
General Supplies	4,976	4,856	120	2.5
Services	10,499	10,245	254	2.5
General Expenses	1,375	1,342	33	2.5
Amortization	42,437	42,475	(38)	(0.1)
Financial Expenses	131,108	81,205	49,904	61.5
Total	190,394	140,122	50,273	35.9
ALTO TIETÊ PRODUCTION SYSTEM	3Q24	3Q23	Var. (R$)%
Amortization	4,066	4,078	(13)	(0.3)
Total	4,066	4,078	(13)	(0.3)
Total expenses with PPP	194,460	144,200	50,260	34.9

Earnings Results 3Q24 Page 13

NEXT EVENT

EARNINGS CONFERENCE

(with simultaneous translation into English)

November 12, 2024 – Tuesday

09:00 a.m. (New York) / **11:00 a.m.** (Brasília)

Click here to access the webcast

For more information, please contact:

Investor Relations
Tel. +55 (11) 3388-8679/ 9267
E-mail: sabesp.ri@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Earnings Results 3Q24 Page 14

Holding - Income Statement

Brazilian Corporate Law		R$ '000
	3Q24	3Q23
Net Operating Income	14,986,700	6,453,246
Operating Costs	(3,981,574)	(3,944,519)
Gross Profit	11,005,126	2,508,727
Operating Expenses
Selling	(198,230)	(237,074)
Estimated losses with doubtful accounts	(139,993)	(156,664)
Administrative expenses	(649,713)	(419,083)
Other operating revenue (expenses), net	(169,687)	6,028
Operating Income Before Shareholdings	9,847,503	1,701,934
Equity Result	6,211	4,635
Earnings Before Financial Results, net	9,853,714	1,706,569
Financial, net	(460,604)	(379,339)
Exchange gain (loss), net	(60,646)	(49,581)
Earnings before Income Tax and Social Contribution	9,332,464	1,277,649
Income Tax and Social Contribution
Current	(433,782)	(461,143)
Deferred	(2,786,799)	29,789
Net Income for the period	6,111,883	846,295
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	8.94	1.24
Depreciation and Amortization	(591,655)	(713,461)
Adjusted EBITDA	10,615,056	2,414,002
% over net revenue	70.80%	37.40%

Earnings Results 3Q24 Page 15

Holding - Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2024	12/31/2023
Current assets
Cash and cash equivalents	2,393,258	838,338
Financial investments	1,269,031	2,425,921
Trade receivables	3,639,743	3,580,962
Related parties and transactions	272,623	261,273
Inventories	97,827	85,953
Restricted cash	29,596	54,944
Currrent recoverable taxes	183,724	494,645
Derivative Financial Instruments	171,250	-
Other assets	104,138	37,296
Total current assets	8,161,190	7,779,332

Noncurrent assets
Financial investments	753,137	-
Trade receivables	336,577	272,436
Related parties and transactions	914,056	935,272
Escrow deposits	135,118	130,979
Deferred income tax and social contribution	-	98,076
National Water and Sanitation Agency – ANA	1,957	2,673
Other assets	302,606	237,628

Equity investments	224,245	161,863
Investment properties	46,642	46,678
Contract assets	6,827,740	7,393,096
Financial assets	16,244,999
Intangible assets	41,679,946	43,865,269
Property, plant and equipment	515,973	474,559
Total noncurrent assets	67,982,996	53,618,529

Total assets	76,144,186	61,397,861

LIABILITIES AND EQUITY
Current liabilities
Trade payables	268,374	456,064
Borrowings and financing	2,637,216	2,616,406
Accrued payroll and related charges	641,154	807,440
Taxes and contributions	269,773	511,468
Dividends and interest on capital payable	744	837,391
Provisions	1,513,228	1,064,367
Services payable	811,788	749,226
Public-Private Partnership – PPP	444,264	487,926
Program Contract Commitments	35	21,969

Earnings Results 3Q24 Page 16

Other liabilities	583,910	779,424
Total current liabilities	7,170,486	8,331,681

Noncurrent liabilities
Borrowings and financing	21,220,016	16,919,944
Deferred income tax and social contribution	2,656,048	-
Deferred Cofins and Pasep	998,436	164,097
Provisions	827,895	762,065
Pension obligations	2,106,294	2,142,871
Public-Private Partnership – PPP	2,797,417	2,798,688
Program Contract Commitments	-	12,047
Other liabilities	458,622	409,092
Total noncurrent liabilities	31,064,728	23,208,804

Total liabilities	38,235,214	31,540,485

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	14,617,966	14,711,014
Other comprehensive income	146,362	146,362
Retained earnings	8,144,644	-
Total equity	37,908,972	29,857,376

Total equity and liabilities	76,144,186	61,397,861

Earnings Results 3Q24 Page 17

Holding - Cash Flow

Brazilian Corporate Law		R$ '000
	3Q24	3Q23
Cash flow from operating activities
Profit before income tax and social contribution	12,408,884	3,467,427
Adjustment for Net income reconciliation:
Depreciation and amortization	2,152,413	2,041,377
Residual value of property, plant and equipment and intangible assets written-off	5,750	7,241
Allowance for doubtful accounts	(402,156)	536,895
Provision and inflation adjustment	651,916	331,157
Interest calculated on loans and financing payable	1,165,164	960,460
Inflation adjustment and foreign exchange gains (losses) on loans and financing	400,274	(174,497)
Interest and inflation adjustment losses	11,795	13,976
Interest and inflation adjustment gains	(145,367)	(88,031)
Financial charges from customers	(363,520)	(285,514)
Margin on intangible assets arising from concession	(93,038)	(84,577)
Provision for Consent Decree (TAC), Knowledge Retention Program (PRC) and Incentivized Dismissal Program (IDP)	(261,362)	571,275
Equity result	(16,344)	(21,016)
Interest and inflation adjustment (Public-Private Partnership)	392,251	366,143
Provision from São Paulo agreement	187,155	185,838
Pension obligations	146,617	155,763
Deferred COFINS-PASEP - Financial Assets	815,836	-
Derivative financial instruments	(133,154)	-
Updating financial assets (compensation)	(8,819,847)	-
Other adjustments	14,560	17,629
	8,117,827	8,001,546
Changes in assets
Trade accounts receivable	659,383	(563,914)
Accounts receivable from related parties	31,841	8,325
Inventories	(11,874)	3,639
Recoverable taxes	310,921	(19,836)
Escrow deposits	49,949	48,850
Other assets	(117,553)	(93,738)
Changes in liabilities
Trade payables and contractors	(438,317)	(409,644)
Services payable	(124,593)	(152,533)
Accrued payroll and related charges	58,616	(30,917)
Taxes and contributions payable	(401,462)	(168,118)
Deferred Cofins/Pasep	18,503	214
Provisions	(137,225)	(224,307)
Pension obligations	(183,194)	(179,036)
Other liabilities	(200,013)	(684,069)
Cash generated from operations	7,632,809	5,536,462

Interest paid	(1,551,550)	(1,476,871)

Earnings Results 3Q24 Page 18

Income tax and contribution paid	(1,350,349)	(1,062,516)

Net cash generated from operating activities	4,730,910	2,997,075

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(5,882,964)	(2,209,493)
Restricted cash	25,348	(16,262)
Financial investments - Investment	(5,206,300)	331,342
Financial investments - Redemption	6,415,865	-
Financial Investments	(753,137)	-
Investments	(40,234)	(1,676)
Purchases of tangible assets	(62,737)	(88,242)
Net cash used in investing activities	(5,504,159)	(1,984,331)

Cash flow from financing activities
Loans and financing
Proceeds from loans	5,630,451	1,391,821
Repayments of loans	(1,862,689)	(1,276,199)
Payment of interest on shareholders'equity	(928,851)	(823,671)
Public-Private Partnership – PPP	(437,184)	(502,375)
Program Contract Commitments	(35,462)	(76,917)
Paid derivative financial instruments	(38,096)	-
Net cash used in financing activities	2,328,169	(1,287,341)

Increase/(decrease) in cash and cash equivalents	1,554,920	(274,597)

Represented by:
Cash and cash equivalents at beginning of the year	838,338	1,867,485
Cash and cash equivalents at end of the year	2,393,258	1,592,888
Increase/(decrease) in cash and cash equivalents	1,554,920	(274,597)

Earnings Results 3Q24 Page 19

Consolidated - Income Statement

Brazilian Corporate Law		R$ '000
	3Q24	3Q23
Net Operating Income	14,996,842	6,453,246
Operating Costs	(3,987,397)	(3,944,519)
Gross Profit	11,009,445	2,508,727
Operating Expenses
Selling	(198,552)	(237,074)
Estimated losses with doubtful accounts	(140,315)	(156,664)
Administrative expenses	(651,484)	(419,083)
Other operating revenue (expenses), net	(169,685)	6,028
Operating Income Before Shareholdings	9,849,409	1,701,934
Equity Result	8,794	6,711
Earnings Before Financial Results, net	9,858,203	1,708,645
Financial, net	(463,891)	(381,415)
Exchange gain (loss), net	(60,646)	(49,581)
Earnings before Income Tax and Social Contribution	9,333,666	1,277,649
Income Tax and Social Contribution
Current	(434,984)	(461,143)
Deferred	(2,786,799)	29,789
Net Income for the period	6,111,883	846,295
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	8.94	1.24
Depreciation and Amortization	(592,888)	(713,461)
Adjusted EBITDA	10,620,776	2,416,078
% over net revenue	70.8%	37.4%

Earnings Results 3Q24 Page 20

Consolidated - Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	09/30/2024	09/30/2023
Current assets
Cash and cash equivalents	2,393,304	838,484
Financial investments	1,275,704	2,426,752
Trade receivables	3,645,752	3,584,287
Related parties and transactions	272,659	261,280
Inventories	98,121	86,008
Restricted cash	29,596	54,944
Currrent recoverable taxes	183,761	494,647
Derivative Financial Instruments	171,250	-
Other assets	99,636	37,048
Total current assets	8,169,783	7,783,450

Noncurrent assets
Financial investments	753,137	-
Trade receivables	336,577	272,436
Related parties and transactions	914,056	935,272
Escrow deposits	135,118	130,979
Deferred income tax and social contribution	-	98,076
National Water and Sanitation Agency – ANA	1,957	2,673
Other assets	137,023	159,017

Equity investments	224,245	161,863
Investment properties	46,642	46,678
Contract assets	6,831,603	7,393,096
Financial assets	16,244,999	-
Intangible assets	41,823,835	44,012,858
Property, plant and equipment	515,973	474,559
Total noncurrent assets	67,965,165	53,687,507

Total assets	76,134,948	61,470,957

LIABILITIES AND EQUITY
Current liabilities
Trade payables	268,917	456,215
Borrowings and financing	2,637,216	2,616,406
Accrued payroll and related charges	641,154	807,440
Taxes and contributions	271,113	511,972
Dividends and interest on capital payable	744	837,391
Provisions	1,513,228	1,064,367
Services payable	812,990	750,732
Public-Private Partnership – PPP	444,264	487,926
Program Contract Commitments	35	21,969

Earnings Results 3Q24 Page 21

Other liabilities	583,910	853,424
Total current liabilities	7,173,571	8,407,842

Noncurrent liabilities
Borrowings and financing	21,220,016	16,919,944
Deferred income tax and social contribution	2,656,048	-
Deferred Cofins and Pasep	998,436	164,097
Provisions	827,895	762,065
Pension obligations	2,106,294	2,142,871
Public-Private Partnership – PPP	2,797,417	2,798,688
Program Contract Commitments	-	12,047
Other liabilities	446,299	406,027
Total noncurrent liabilities	31,052,405	23,205,739

Total liabilities	38,225,976	31,613,581

Equity
Paid-up capital	15,000,000	15,000,000
Profit reserve	14,617,966	14,711,014
Other comprehensive income	146,362	146,362
Retained earnings	8,144,644	-
Total equity	37,908,972	29,857,376

Total equity and liabilities	76,134,948	61,470,957

Earnings Results 3Q24 Page 22

Consolidated - Cash Flow

Brazilian Corporate Law		R$ '000
	Jan-Sep 2024	Jan-Sep 2023
Cash flow from operating activities
Profit before income tax and social contribution	12,412,192	3,467,427
Adjustment for Net income reconciliation:
Depreciation and amortization	2,156,113	2,041,377
Residual value of property, plant and equipment and intangible assets written-off	5,750	7,241
Allowance for doubtful accounts	(402,156)	536,895
Provision and inflation adjustment	651,916	331,157
Interest calculated on loans and financing payable	1,165,164	960,460
Inflation adjustment and foreign exchange gains (losses) on loans and financing	400,274	(174,497)
Interest and inflation adjustment losses	11,795	13,976
Interest and inflation adjustment gains	(145,640)	(88,031)
Financial charges from customers	(363,520)	(285,514)
Margin on intangible assets arising from concession	(93,125)	(84,577)
Provision for Consent Decree (TAC), Knowledge Retention Program (PRC) and Incentivized Dismissal Program (IDP)	(261,362)	571,275
Equity result	(25,601)	(23,092)
Interest and inflation adjustment (Public-Private Partnership)	392,251	366,143
Provision from São Paulo agreement	187,155	185,838
Pension obligations	146,617	155,763
Deferred COFINS-PASEP - Financial Assets	815,836	-
Derivative financial instruments	(133,154)	-
Updating financial assets (compensation)	(8,819,847)	-
Other adjustments	14,560	17,629
	8,115,218	7,999,470
Changes in assets
Trade accounts receivable	656,705	(563,914)
Accounts receivable from related parties	31,805	8,325
Inventories	(12,112)	3,639
Recoverable taxes	310,885	(19,836)
Escrow deposits	49,949	48,850
Other assets	(26,326)	(17,660)
Changes in liabilities
Trade payables and contractors	(437,925)	(409,644)
Services payable	(124,897)	(152,533)
Accrued payroll and related charges	58,616	(30,917)
Taxes and contributions payable	(401,453)	(168,118)
Deferred Cofins/Pasep	18,503	214
Provisions	(137,225)	(224,307)
Pension obligations	(183,194)	(179,036)
Other liabilities	(274,013)	(610,069)
Cash generated from operations	7,644,536	5,684,464

Earnings Results 3Q24 Page 23

Interest paid	(1,551,550)	(1,476,871)
Income tax and contribution paid	(1,352,831)	(1,062,516)

Net cash generated from operating activities	4,740,155	3,145,077

Cash flows from investing activities
Acquisition of contract assets and intangible assets	(5,886,740)	(2,357,493)
Restricted cash	25,348	(16,262)
Financial investments - Investment	(5,218,947)	-
Financial investments - Redemption	6,422,943	331,342
Financial Investments	(753,137)	-
Investments	(40,234)	(1,676)
Purchases of tangible assets	(62,737)	(88,242)
Net cash used in investing activities	(5,513,504)	(2,132,331)

Cash flow from financing activities
Loans and financing
Proceeds from loans	5,630,451	1,391,821
Repayments of loans	(1,862,689)	(1,276,199)
Payment of interest on shareholders' equity	(928,851)	(823,671)
Public-Private Partnership – PPP	(437,184)	(502,375)
Program Contract Commitments	(35,462)	(76,917)
Paid derivative financial instruments	(38,096)	811
Net cash used in financing activities	2,328,169	(1,286,530)

Increase/(decrease) in cash and cash equivalents	1,554,820	(273,784)

Represented by:
Cash and cash equivalents at beginning of the year	838,484	1,867,485
Cash and cash equivalents at end of the year	2,393,304	1,593,701
Increase/(decrease) in cash and cash equivalents	1,554,820	(273,784)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 13, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.